EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Aemetis, Inc. of our reports dated March 9, 2022, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Aemetis, Inc., appearing in the Annual Report on Form 10-K of Aemetis, Inc. for the year ended December 31, 2021.

Our report dated March 9, 2022, on the effectiveness of internal control over financial reporting as of December 31, 2021, expressed an opinion that Aemetis, Inc. had not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

/s/ RSM US LLP

Name: Des Moines, Iowa
Title: March 10, 2022